(d)(12)(i)

November 17, 2016

J.P. Morgan Investment Management Inc.

Ms. Alison Gourd

270 Park Avenue

23rd Floor

New York, NY 10017

Dear Ms. Gourd:

On Thursday, November 17, 2016, the Board of Trustees (the “Board”) of Voya Mutual Funds (“VMF”) voted to replace J.P. Morgan Investment Management Inc. (“J.P. Morgan”) as a sub-adviser to Voya Multi-Manager International Equity Fund (the “Fund”), a series of VMF.  This letter is to inform you that the Sub-Advisory Agreement, dated November 18, 2014, with J.P. Morgan (the “Agreement”), will terminate in accordance with Section 16 of the Agreement, effective at the close of business on January 20, 2017.

Pursuant to Section 16, the Agreement may be terminated with respect to the Fund at any time, without penalty, by the Board upon 60 days’ written notice.  This letter shall serve as that written notice.

In the interim, we will be contacting you to facilitate a smooth transition, and we look forward to your cooperation in this regard.  We note that this notice does not affect: the          Sub-Advisory Agreement with J.P. Morgan with respect to Voya Multi-Manager Emerging Markets Equity Fund, a series of VMF, which remains subject to its Sub-Advisory Agreement with Voya Investments, LLC; the Portfolio Management Agreement with respect to VY® JPMorgan Emerging Markets Equity Portfolio and VY® JPMorgan Small Cap Core Equity Portfolio, each a series of Voya Investors Trust, which remain subject to their Portfolio Management Agreement with Directed Services LLC (“DSL”); and the Investment                Sub-Advisory Agreement with respect to VY® JPMorgan Mid Cap Value Portfolio, a series of Voya Partners, Inc., which remains subject to its Investment Sub-Advisory Agreement with DSL.

Finally, we want to thank you for your support throughout this process and dedication to the Fund.

Sincerely,

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President
Voya Mutual Funds